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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 1 0 2009
BRANCH OF REGISTRATIONS AND
08 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US RE Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Blue Hill Plaza - 3rd Floor
(No. and Street)

Pearl River	New York	10968
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T Marrone 845-920-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road	Melville	New York	11747-3146
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Michael T Marrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US RE Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO-Fin-OP

Title

Notary Public

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires 7/28/0?

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. RE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Partners of
U.S. RE Securities, LLC

We have audited the accompanying statement of financial condition of U.S. RE Securities, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. RE Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

February 12, 2009
Melville, NY

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Roseland Tinton Falls Greenwich Grand Cayman
www.mkllp.com

U.S. RE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 9,953	
Property and equipment, net	2,029	
Due from affiliates	277,622	
Other receivables	806	
TOTAL ASSETS		$ 290,410

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	$ --
MEMBERS' EQUITY	290,410
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 290,410

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

OPERATING INCOME		
Investment banking fees		$ 679,591
OPERATING EXPENSES		
Salaries and benefits	$ 333,626	
General and administrative	60,011	
Rent	16,700	
TOTAL OPERATING EXPENSES		410,337
INCOME BEFORE EXPENSE FROM INCOME TAXES		269,254
INCOME TAXES		129,242
NET INCOME		$ 140,012

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2008

MEMBERS' EQUITY - Beginning	$	150,398
Net Income		140,012
MEMBERS' EQUITY - Ending	$	290,410

The accompanying notes are an integral part of these financial statements.

U.S. RE SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 140,012
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 789	
Changes in operating assets and liabilities:		
Due from affiliates	(140,920)	
Other receivables	(806)	
TOTAL ADJUSTMENTS		(140,937)
NET CASH USED IN OPERATING ACTIVITIES		(925)
NET DECREASE IN CASH		(925)
CASH - Beginning		10,878
CASH - Ending		$ 9,953

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Nature of Business and Regulatory Matters

Nature of Business

The U.S. RE Securities, LLC (the "Company") was formed as a Limited Liability Company on August 19, 2002 in the state of Delaware as Fenelon Ventures 111, LLC. The Company is wholly-owned U.S. RE Companies, Inc. (the "Parent"), a New York domiciled holding company. On December 23, 2003, the Company changed its name to U.S. RE Securities, LLC as part of a business plan to become a registered broker dealer in securities. On April 14, 2005, the Company received approval from the National Association of Securities Dealers ("NASD") to operate as a registered broker dealer in securities. The Company is not a clearing broker dealer and holds no customer accounts. The Company is engaged in the business of private placement of securities and corporate finance activity. During 2008, the Company's revenue was generated from the placement of two financing agreements. Approximately, 48% of the Company's revenue was earned from a related party. Prior to becoming a registered broker dealer, the Company's primary source of revenue was consulting services.

Regulatory Matters

In July 2007, the Financial Industry Regulatory Authority ("FINRA") was created by consolidation of the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. FINRA performs a wide variety of functions within the securities industry, including the regulation of broker dealers. As such, FINRA is the Company's primary regulator.

NOTE 2 - Significant Accounting Principles

Use of Estimates in the Financial Statement

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Property and equipment are being depreciated over lives of six and seven years.

NOTE 2 - Significant Accounting Principles, continued

Revenue

The Company's primary source of income is investment banking fees derived from the successful private placements of securities or arranging corporate finance for customers. Revenue is earned upon the closing of a private placement or corporate finance agreement.

Income Taxes

The Company accounts for income taxes under the provisions of Statements of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Recently Issued Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken (including whether an entity is taxable in a particular jurisdiction) in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet this threshold would be required to be recorded on the financial statements. The Interpretation is effective for fiscal years beginning after December 15, 2007 for private companies, and is to be applied to all open tax years as of the date of effectiveness. Management is in the process of evaluating the impact of the application of FIN 48 on the Company's consolidated financial statements and is currently not yet in a position to determine such effects. The FASB is currently considering extending the effective date of this Interpretation to fiscal years beginning after December 15, 2008.

Determination of Fair Value of a Financial Asset When Market for That Asset Is Not Active

On October 10, 2008 the FASB issued FASB Staff Position ("FSP") FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. The FSP clarifies the application of FASB Statement No. 157, Fair Value Measurements, in a market that is not active. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in FASB Statement No. 154, *Accounting Changes and Error Corrections* ("SFAS 154"). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. This FSP is effective October 10, 2008, and for prior periods for which financial statements have not been issued. The adoption of this Statement did not have a material impact on the Company's financial position and results of operations.

NOTE 2 - Significant Accounting Principles, continued

Recently Issued Accounting Pronouncements, continued

Application of FASB Statement No. 157 to Other Accounting Pronouncements
In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP FAS 157-1") and FSP FAS 157-2, Effective Date of FASB Statement No. 157* ("FSP FAS 157-2"). FSP FAS 157-1 amends SFAS No. 157 to exclude from its scope transactions accounted for in accordance with SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements. FSP FAS 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of this FSP is not expected to have a material impact on the Company's financial position and results of operations.

Fair Value Option for Financial Assets and Liabilities
In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

Fair Value Measurement
In September of 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands the disclosures about fair value measurement. Adoption was required for financial instruments in fiscal years beginning January 1, 2008. The adoption of this statement did not have a material impact on the Company's financial position and results of operations.

NOTE 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2008:

Property and equipment	$4,999
Less: accumulated depreciation	2,970
Property and Equipment, Net	$2,029

Depreciation expense for the year ended December 31, 2008 amounted to $789.

NOTE 4 - Income Taxes

The current provision for Federal, state and local income taxes charged to operations for the year ended December 31, 2008 is $129,242. The Company joins with the Parent and its affiliates in filing a consolidated Federal income tax return. The consolidating companies have a tax allocation agreement whereby current Federal income tax expense or benefit is computed on a separate return basis. The agreement provides that each affiliate make payments to the Parent to the extent that its income contributes to the consolidated Federal income tax expense. The Company also joins with the Parent and its affiliates in filing combined New York State and New York City income tax returns. As a result, the Company provides for current income tax expense or benefit based on effective rates of 34% for Federal income taxes and an approximate combined rate of 14% for New York State and New York City income taxes. At December 31, 2008, no tax payments were due to or from the Parent and its affiliates.

NOTE 5 - Related Party Transactions

U.S. RE Corporation ("Corporation"), a wholly-owned subsidiary of the Parent, provides administrative services to the Company under the terms of an expense sharing agreement.

The Company paid $17,154 to Corporation for such services for the year ended December 31, 2008.

The Company sublets office space from Corporation on a month to month basis. Rent expense for the year ended December 31, 2008 amounted to $16,700.

Salaries and benefits include the costs of two full time employees of the Company as well as an allocation of salaries and benefits from Corporation for services rendered on behalf of the Company. The salaries and benefits expenses allocated to the Company for the year ended December 31, 2008 amounted to $101,527.

NOTE 6 - Due From Affiliates

Due from affiliates in the amount of $277,622 represents the net balance due to the Company for various intercompany transactions with the Parent and other subsidiaries of the Parent. The balance of this account changes regularly as a result of ongoing intercompany transactions. The balance carries no interest and has no specific repayment terms.

NOTE 7 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8:1. At December 31, 2008, the Partnership had net capital of $9,953, which was $4,953 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was zero.

U.S. RE SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL COMPUTATION		
MEMBERS' EQUITY		$ 290,410
Deductions and changes in non-allowable assets:		
Property and equipment, net	$ 2,029	
Due from affiliates	277,622	
Other receivables	806	
Total Deductions and Changes		280,457
Net Capital		$ 9,953
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts Payable	$ --	
Due to affiliates	--	
Total Aggregate Indebtedness		$ --
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
(a) Minimum net capital required (6 2/3 % of $0)		$ --
(b) Minimum dollar net capital requirements		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 4,953
Excess net capital at 1,000% (net capital-10% of A.I.)		$ 9,953
Percentage of aggregate indebtedness to net capital		--

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form 17A-5 as of December 31, 2008)

No material differences exist

See independent auditors' report.

U.S. RE SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

U.S. RE SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
U.S. RE Securities, LLC

In planning and performing our audit of the financial statements of U.S. RE Securities, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration on control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Roseland Tinton Falls Greenwich Grand Cayman
www.mkllp.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significantly deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

February 12, 2009
Melville, NY